Exhibit 3.3

CERTIFICATE OF FORMATION

OF

PL PROPYLENE LLC

This Certificate of Formation of PL Propylene LLC (the "LLC") is being duly executed and filed by Christopher R. Machera, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C.  § 18-101, et seq.).

FIRST:                        The name of the limited liability company formed hereby is PL Propylene LLC.

SECOND:                 The address of the registered office of the LLC in the State of Delaware and the name and address of the registered agent for service of process on the LLC in the State of Delaware are: National Corporate Research, Ltd., 615 South DuPont Highway, Dover, Delaware 19901.

THIRD:                       This Certificate of Formation shall be effective on the date of filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 31st day of January, 2007.

By:	/s/ Christopher R. Machera
Christopher R. Machera
Authorized Person